U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-K

         For Period Ended                           Commission File No. 0-12535
         ----------------                           ---------------------------
         December 31, 2004                              CUSIP No. 45244M102

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                              1MAGE SOFTWARE, INC.
                            -------------------------
                            (Full Name of Registrant)

                       6025 South Quebec Street, Suite 300
                            Englewood, Colorado 80111
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                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As a result of the U.S. district court's confirmation of an arbitration award against the Company in the amount of $392,000 arising out of counterclaims brought against the Company in the arbitration brought by the Company against Reynolds & Reynolds, approximately half of which has not been satisfied, the Company has been involved in negotiation's with its bank and with DEMALE, LLC, the private lender controlled by affiliates of the Company. As a result of those discussions, which have led to an extension of the bank line of credit to April 15, 2005 and an increase of approximately $200,000 in the Company's line of credit with DEMALE, the Company will be posting a bond for an appeal of the district court judgment. These discussions, the outcome of which will affect the Company's financial statements and other disclosures in the subject report, were only recently completed so that the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Mary Anne DeYoung       (303) 694-9180

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [_]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X]  Yes          [_]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report that its total revenue was $1.4 million for the year ended December 31, 2004, compared to $2.1 million for the year ended December 31, 2003, representing a decrease of $709,000 (34%). The Company's revenue from new business dropped 52% in 2004 as compared to 2003, primarily due to a decline in new software licenses, which decline the Company attributes to the effect of the transition from a direct sales force to third party resellers, business partners and bundling arrangements. In addition, the Company expects to report a loss of $1.1 million for the year versus net income of $96,000 for the preceding year. Besides the $709,000 decrease in revenues for the year , the $1.18 million decrease in the Company's profitability can be attributed to the $392,000 adverse judgment as well as a related $112,000 increase in legal fees and expenses, offset by expense reductions.

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                              1mage Software, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2005                            By: /s/ Mary Anne DeYoung
                                                    ---------------------------
                                                        Mary Anne DeYoung,
                                                        Chief Financial Officer